03039286

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

NOV 26 2003

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
NOV 28 2003
THOMSON
FINANCIAL

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for November 26, 2003
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-106925
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

94712 SASCO 2003-S2
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 26, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By:

Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

Exhibit Page

99.1 Computational Materials....................4

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2003-S2

$393,203,000 (Approximate)
STRUCTURED ASSET SECURITIES CORPORATION, SERIES 2003-S2
SENIOR/SUBORDINATE CERTIFICATES

To 10% Call

Class	Approx. Size ($) (1)	Coupon/ Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P)
A1	219,805,000	1M Libor	1.00	1-27	23.75%	TBD	12/25/2033	Aaa/AAA
A2	59,685,000	TBD	3.00	27-54	23.75%	N/A	12/25/2033	Aaa/AAA
A3	11,846,000	TBD	5.00	54-69	23.75%	N/A	12/25/2033	Aaa/AAA
A4	9,233,000	TBD	6.25	69-76	23.75%	N/A	12/25/2033	Aaa/AAA
A5 - NAS	39,419,000	TBD	5.73	43-76	23.75%	N/A	12/25/2033	Aaa/AAA
M1-A	14,782,000	1M Libor	4.44	39-76	16.25%	TBD	12/25/2033	Aa2/AA
M1-F	14,782,000	TBD	4.44	39-76	16.25%	N/A	12/25/2033	Aa/2AA
M2-A	5,913,000	1M Libor	4.34	37-76	11.75%	TBD	12/25/2033	A2/A
M2-F	11,825,000	TBD	4.34	37-76	11.75%	N/A	12/25/2033	A2/A
M3	5,913,000	TBD	3.97	37-76	10.25%	N/A	12/25/2033	A3/A-

To Maturity

Class	Approx. Size ($) (1)	Coupon/ Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P)
A1	219,805,000	1M Libor	1.00	1-27	23.75%	TBD	12/25/2033	Aaa/AAA
A2	59,685,000	TBD	3.00	27-54	23.75%	N/A	12/25/2033	Aaa/AAA
A3	11,846,000	TBD	5.00	54-69	23.75%	N/A	12/25/2033	Aaa/AAA
A4	9,233,000	TBD	9.83	69-175	23.75%	N/A	12/25/2033	Aaa/AAA
A5 -NAS	39,419,000	TBD	6.64	43-175	23.75%	N/A	12/25/2033	Aaa/AAA
M1-A	14,782,000	1M Libor	4.88	39-150	16.25%	TBD	12/25/2033	Aa/AA
M1-F	14,782,000	TBD	4.88	39-150	16.25%	N/A	12/25/2033	Aa/AA
M2-A	5,913,000	1M Libor	4.67	37-126	11.75%	TBD	12/25/2033	A/A
M2-F	11,825,000	TBD	4.67	37-126	11.75%	N/A	12/25/2033	A/A
M3	5,913,000	TBD	4.00	37-86	10.25%	N/A	12/25/2033	A-/A-

(1) Subject to a permitted variance of ± 5% in aggregate.
(2) The Certificates will be priced assuming the mortgage loans prepay at a speed of 30% CPR.
(3) Credit Enhancement includes initial overcollateralization of approximately 0.25% and 10% from the Pool Policies.

Origination and Servicing

100% of the mortgage loans were originated and will be serviced by Aurora Loan Services.

Mortgage Insurance

The trust has purchased two mortgage pool insurance polic ies, one from Old Republic and one from United Guaranty Insurance Corp. (the "Pool Polic ies"), each of which will provide coverage up to an amount generally equal to 10% of the Cut-Off Date balance of the loans covered under their respective policies. The amount of coverage outstanding on each Pool Policy on any Distribution Date (the "Undrawn Pool Policy Balance") will be equal to the initial coverage amount minus any claims which have been paid out in respect of the policy. 87.05% of the Mortgage Loans are covered under the policy issued by Old Republic. The remaining 12.95% of the Mortgage Loans are covered under the policy issued by United Guaranty; with respect to 2.25% of the loans, the coverage is equal to 20% of the ir Cut-Off Date balance.

Credit Enhancement

The Overcollateralization Target with respect to any Distribution Date prior to the Stepdown Date or for which a Trigger Event is in effect is equal to the sum of (i) 0.25% of the Cut-Off Date Collateral Balance, (ii) the excess, if any, of (x) 5.00% of the Original Old Republic Covered Balance over (y) the Undrawn Old Republic Pool Policy Balance and (iii) the excess, if any, of (x) 5.00% of the Original United Guaranty Covered Balance over (y) the Undrawn United Guaranty Policy Balance. The Overcollateralization Target with respect to any Distribution Date on or after the Stepdown Date and for which a Trigger Event is not in effect is equal to the sum of (i) 0.25% of the Cut-Off Date Balance, (ii) the excess, if any, of (x) 10.00% of the Current Old Republic Covered Balance over (y) the Undrawn Old Republic Pool Policy Balance and (iii) the excess, if any, of (x) 10.00% of the Current United Guaranty Covered Balance over (y) the Undrawn United Guaranty Policy Balance.

The "Enhancement Percentage" with respect to any Class and any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of (a) the total Certificate Principal Amount of all Classes subordinate to the related Class, (b) the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), (c) the lesser of (i) the Undrawn Old Republic Pool Policy Balance and (ii) 5.00% of the Old Republic Covered Balance and (d) the lesser of (i) the Undrawn United Guaranty Pool Policy Balance and (ii) 5.00% of the United Guaranty Covered Balance, and the denominator of which is the current collateral balance, after giving effect to distributions on that Distribution Date.

The "Overcollateralization Amount" with respect to any Distribution Date is equal to the excess of (x) the current collateral balance over (y) the aggregate Class Principal Balance of the Certificates after giving effect to distributions on such Distribution Date.

Classes A1, A2, A3, A4 and A5 (the "Class A Certificates") will have limited protection by means of the subordination of the Class M1-A, M1-F, M2-A, M2-F and M3 Certificates (the "Subordinate Certificates"). The Class A Certificates will have the preferential right to receive interest due to them and principal available for distribution over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the amount of the excess (such reduction, an "Applied Loss Amount") in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Principal Payment Priority

Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all principal be paid as follows:

1) to the Class A5 Certificates, the Class A5 Distribution Amount (as described below);

2) to the Class A1, Class A2, Class A3, Class A4 and Class A5 Certificates, sequentially and in that order, until reduced to zero;

3) to the Class M1-A and Class M1-F Certificates, on a *pro rata* basis, until reduced to zero;

4) to the Class M2-A and Class M2-F Certificates, on a *pro rata* basis, until reduced to zero; and

5) to the Class M3 Certificates, until reduced to zero.

On or after the Stepdown Date, as long as a Trigger Event is not in effect, principal will be paid as follows:

1) to the Class A5 Certificates, the Class A5 Distribution Amount;

2) to the Class A1, Class A2, Class A3, Class A4 and Class A5 Certificates, sequentially and in that order, until the Senior Enhancement Percentage is equal to two times the Initial Senior Enhancement Percentage;

3) to the Class M1-A and Class M1-F Certificates, on a *pro rata* basis, until the Class M1 Enhancement Percentage is equal to two times the Initial Class M1 Enhancement Percentage;

4) to the Class M2-A and Class M2-F Certificates, on a *pro rata* basis, until the Class M2 Enhancement Percentage is equal to two times the Initial Class M2 Enhancement Percentage; and

5) to the Class M3 Certificates, until the Class M3 Enhancement Percentage is equal to two times the Initial Class M3 Enhancement Percentage.

The Stepdown Date is the later of (i) the Distribution Date upon which the Initial Senior Enhancement Percentage doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

The "Class A5 Distribution Amount" for any Distribution Date will be equal to the product of (x) the Class A5 Lockout Percentage for that Distribution Date, (y) a fraction, the numerator of which is the Class A5 Principal Balance and the denominator of which is the aggregate Class A Principal Balance, and (z) the Senior Principal Distribution Amount for that Distribution Date. The Class A5 Lockout Percentage is as follows: for the first 36 Distribution Dates, 0%; for Distribution Dates 37-60, 45%; for Distribution Dates 61-72, 80%; for Distribution Dates 73-84, 100%; and thereafter, 300%.

- **Interest Payment Priority**

The Interest Rates for the Class A1, Class M1-A and Class M2-A Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) the applicable Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Accrual Period for the LIBOR Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on November 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

The Class A2, Class A3, Class A4, Class A5, Class M1-F, Class M2-F and Class M3 Certificates (the "Fixed Rate Certificates") will accrue interest at fixed rates, subject to the Net Funds Cap. Interest for the Fixed Rate Certificates will be calculated on a 30/360 basis. The Accrual Period for the Fixed Rate Certificates will be the calendar month preceding the month of the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay the Servicing Fee, Insurance Fee and Trustee Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A1, Class A2, Class A3, Class A4 and Class A5 Certificates on a *pro rata* basis

(3) To pay Current Interest and Carryforward Interest to Class M1-A and Class M1-F, on a *pro rata* basis;

(4) To pay Current Interest and Carryforward Interest to Class M2-A and Class M2-F, on a *pro rata* basis;

(5) To pay Current Interest and Carryforward Interest to the Class M3 Certificates;

(6) To pay the Credit Risk Manager Fee;

(7) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(8) Any interest remaining after the application of (1) through (7) above will be deemed excess interest for such Distribution Date and will be distributed as *principal* according to the principal paydown rules in effect for that Distribution Date, until the Overcollateralization Target has been reached;

(9) To pay to the Class A Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, in proportion to their Basis Risk Shortfall and Unpaid Basis Risk Shortfall Amounts;

(10) To pay to the Subordinate Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to be paid first to the Class M1-A and Class M1-F in proportion to their Basis Risk Shortfall and Unpaid Basis Risk Shortfall Amounts, then to the Class M2-A and the Class M2-F in proportion to their Basis Risk Shortfall and Unpaid Basis Risk Shortfall Amounts, and then to the Class M3;

(11) To pay to the Subordinate Certificates, any Deferred Amounts to be paid first to the Class M1-A and Class M1-F on a *pro rata* basis, then to the Class M2-A and Class M2-F on a *pro rata* basis, then to the Class M3; and

(12) To pay remaining amounts to the holder of the Class X Certificate.

Carryforward Interest

"Carryforward Interest" for each Class of Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount of that Class.

Net Funds Cap

The "Net Funds Cap" for the Class A1, Class A2, Class A3, Class A4, Class A5, Class M1-F, Class M2-F and Class M3 Certificates and each Distribution Date will be the annual rate equal to the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans as of the first day of the related collection period, *provided, however*, that with respect to the Class A1 it will also be multiplied by a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Class M1-A Net Funds Cap" for each Distribution Date will be the annual rate equal to the sum of (a) the Net Funds Cap and (b) the excess, if any, of (i) the Net Funds Cap over (ii) the Class M1-F Interest Rate, multiplied by a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Class M2-A Net Funds Cap" for each Distribution Date will be the annual rate equal to the sum of (a) the Net Funds Cap and (b) two times the excess, if any, of (i) the Net Funds Cap over (ii) the Class M2-F Interest Rate, multiplied by a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Insurance Fee Rate and the Trustee Fee Rate.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) the amount calculated under its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by the Pool Polic ies are allocated in the following order: excess spread, overcollateralization, the Class M3 Certificates, the Class M2-A and Class M2-F Certificates on a *pro rata* basis, and the Class M1-A and Class M1-F Certificates on a *pro rata* basis. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount." The balance of the Class A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the current collateral balance of the loans is reduced to less than 10% of the Cut-off Date collateral balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margin on the Class A1 will double, the margin on the Class M1-A and Class M2-A Certificates will increase to 1.5 times their initial margin and the interest rates on the Class A2, Class A3, Class A4, Class A5, Class M1-F, Class M2-F and Class M3 Certificates will increase by 0.50%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' mortgage insurance claim process to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date or if Cumulative Realizes Losses exceed certain levels set by the Rating Agencies.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

Contacts

MBS Trading	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Brendan Garvey	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Securities Corporation, Series 2003-S2
Depositor:	Structured Asset Securities Corporation
Trustee:	Wells Fargo Bank Minnesota, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: December 26, 2003
Cut-Off Date:	November 1, 2003
Expected Pricing Date:	November [ ], 2003
Closing Date:	November 26, 2003
Settlement Date:	November 26, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 Days on the LIBOR Certificates 24 Days on the Fixed Rate Certificates.
Dated Date:	For the LIBOR Certificates, November 25, 2003. For the Fixed Rate Certificates, November 1, 2003.
Day Count:	Actual/360 on the LIBOR Certificates 30/360 on the Fixed Rate Certificates.
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the loan principal balance annually
Trustee Fee:	0.01% of the loan principal balance annually
Insurance Premium:	Ranges from 0.72% to 2.32% of the loan principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	[Minimum $25,000; increments of $1 in excess thereof for the Class A Certificates. Minimum $100,000; increments of $1,000 in excess thereof for the Subordinate Certificates.]
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A and Class M Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis– To 10% Call

% CPR	20%	25%	**30%**	35%	40%
Class A1					
Avg. Life (yrs)	1.56	1.22	1.00	0.84	0.72
Window (mos)	1-46	1-33	1-27	1-23	1-19
Expected Final Mat.	9/25/2007	8/25/2006	2/25/2006	10/25/2005	6/25/2005
Class A2					
Avg. Life (yrs)	5.95	4.10	3.00	2.33	1.98
Window (mos)	46-117	33-75	27-54	23-34	19-29
Expected Final Mat.	8/25/2013	2/25/2010	5/25/2008	9/25/2006	4/25/2006
Class A3					
Avg. Life (yrs)	9.75	7.30	5.00	3.08	2.50
Window (mos)	117-117	75-93	54-69	34-49	29-31
Expected Final Mat.	8/25/2013	8/25/2011	8/25/2009	12/25/2007	6/25/2006
Class A4					
Avg. Life (yrs)	9.75	7.75	6.25	4.47	2.70
Window (mos)	117-117	93-93	69-76	49-59	31-34
Expected Final Mat.	8/25/2013	8/25/2011	3/25/2010	10/25/2008	9/25/2006
Class A5					
Avg. Life (yrs)	6.79	6.36	5.73	5.15	4.04
Window (mos)	37-117	40-93	43-76	48-64	34-54
Expected Final Mat.	8/25/2013	8/25/2011	3/25/2010	3/25/2009	5/25/2008
Class M1-A and M1-F					
Avg. Life (yrs)	6.34	5.12	4.44	4.11	4.04
Window (mos)	37-117	38-93	39-76	40-64	42-54
Expected Final Mat.	8/25/2013	8/25/2011	3/25/2010	3/25/2009	5/25/2008
Class M2-A and M2-F					
Avg. Life (yrs)	6.34	5.09	4.34	3.89	3.62
Window (mos)	37-117	37-93	37-76	37-64	38-54
Expected Final Mat.	8/25/2013	8/25/2011	3/25/2010	3/25/2009	5/25/2008
Class M3					
Avg. Life (yrs)	5.77	4.65	3.97	3.57	3.33
Window (mos)	37-117	37-93	37-76	37-64	37-54
Expected Final Mat.	8/25/2013	8/25/2011	3/25/2010	3/25/2009	5/25/2008

Sensitivity Analysis– To Maturity					
% CPR	20%	25%	30%	35%	40%
Class A1					
Avg. Life (yrs)	1.56	1.22	1.00	0.84	0.72
Window (mos)	1-46	1-33	1-27	1-23	1-19
Expected Final Mat.	9/25/2007	8/25/2006	2/25/2006	10/25/2005	6/25/2005
Class A2					
Avg. Life (yrs)	5.98	4.10	3.00	2.33	1.98
Window (mos)	46-127	33-75	27-54	23-34	19-29
Expected Final Mat.	6/25/2014	2/25/2010	5/25/2008	9/25/2006	4/25/2006
Class A3					
Avg. Life (yrs)	12.09	8.55	5.00	3.08	2.50
Window (mos)	127-168	75-133	54-69	34-49	29-31
Expected Final Mat.	11/25/2017	12/25/2014	8/25/2009	12/25/2007	6/25/2006
Class A4					
Avg. Life (yrs)	15.01	13.25	9.83	4.47	2.70
Window (mos)	168-227	133-186	69-175	49-59	31-34
Expected Final Mat.	10/25/2022	5/25/2019	6/25/2018	10/25/2008	9/25/2006
Class A5					
Avg. Life (yrs)	6.88	6.67	6.64	6.61	5.31
Window (mos)	37-175	40-175	43-175	48-159	34-136
Expected Final Mat.	6/25/2018	6/25/2018	6/25/2018	2/25/2017	3/25/2015
Class M1-A and M1-F					
Avg. Life (yrs)	6.88	5.65	4.88	4.48	4.35
Window (mos)	37-175	38-175	39-150	40-126	42-108
Expected Final Mat.	6/25/2018	6/25/2018	5/25/2016	5/25/2014	11/25/2012
Class M2-A and M2-F					
Avg. Life (yrs)	6.81	5.49	4.67	4.16	3.85
Window (mos)	37-175	37-153	37-126	37-106	38-90
Expected Final Mat.	6/25/2018	8/25/2016	5/25/2014	9/25/2012	5/25/2011
Class M3					
Avg. Life (yrs)	5.80	4.67	4.00	3.59	3.35
Window (mos)	37-132	37-105	37-86	37-72	37-61
Expected Final Mat.	11/25/2014	8/25/2012	1/25/2011	11/25/2009	12/25/2008

Net Funds Cap (1)

Period	Net Funds Cap (%)	Class M1-A Net Funds Cap (%)	Class M2-A Net Funds Cap (%)	Period	Net Funds Cap (%)	Class M1-A Net Funds Cap (%)	Class M2-A Net Funds Cap (%)
1	7.00823	9.01646	10.02443	31	6.78563	8.57126	9.35667
2	6.78226	8.56452	9.34656	32	7.01195	9.02390	10.03560
3	6.78236	8.56473	9.34687	33	6.78589	8.57178	9.35746
4	7.25022	9.50045	10.75038	34	6.78603	8.57205	9.35786
5	6.78257	8.56514	9.34750	35	7.01237	9.02473	10.03684
6	7.00877	9.01753	10.02605	36	6.78630	8.57259	9.35867
7	6.78278	8.56557	9.34814	37	7.01265	9.02530	10.03769
8	7.00899	9.01798	10.02671	38	6.78657	8.57314	9.35950
9	6.78300	8.56600	9.34879	39	6.78671	8.57342	9.35992
10	6.78311	8.56622	9.34911	40	7.51401	10.02803	11.54170
11	7.00933	9.01866	10.02773	41	6.78699	8.57399	9.36076
12	6.78333	8.56666	9.34978	42	7.01337	9.02675	10.03987
13	7.00956	9.01912	10.02842	43	6.78728	8.57456	9.36163
14	6.78356	8.56711	9.35045	44	7.01367	9.02735	10.04077
15	6.78367	8.56734	9.35079	45	6.78757	8.57515	9.36250
16	7.51062	10.02124	11.53152	46	6.78772	8.57544	9.36295
17	6.78390	8.56780	9.35149	47	7.01413	9.02827	10.04215
18	7.01015	9.02030	10.03020	48	6.78802	8.57605	9.36385
19	6.78414	8.56827	9.35219	49	7.01445	9.02890	10.04309
20	7.01040	9.02079	10.03093	50	6.78833	8.57666	9.36477
21	6.78437	8.56875	9.35290	51	6.78848	8.57697	9.36523
22	6.78449	8.56899	9.35327	52	7.25682	9.51365	10.77017
23	7.01077	9.02154	10.03205	53	6.78880	8.57760	9.36618
24	6.78474	8.56948	9.35400	54	7.01526	9.03051	10.04551
25	7.01102	9.02205	10.03282	55	6.78912	8.57824	9.36714
26	6.78499	8.56997	9.35475	56	7.01559	9.03118	10.04651
27	6.78511	8.57023	9.35512	57	6.78944	8.57889	9.36811
28	7.51223	10.02446	11.53635	58	6.78961	8.57922	9.36861
29	6.78537	8.57074	9.35589	59	7.01610	9.03220	10.04805
30	7.01168	9.02336	10.03479	60	6.78994	8.57989	9.36961

(1) Assumes prepayments occur at 30% CPR.

SASCO 2003-S2 Collateral Summary

Total Number of Loans	8,328	**Geographic Distribution**	
Total Outstanding Loan Balance	$394,188,198	(Other states account individually for less than	
Average Loan Principal Balance	$47,333	3% of the Cut-off Date principal balance)	
Fixed Rate	100.0%	CA	56.0%
Prepayment Penalty	0.9%	CO	9.0%
Weighted Average Coupon	8.8%	NV	5.4%
Weighted Average Original Term (mo.)	229.1	TX	4.5%
Weighted Average Remaining Term (mo.)	224.3	AZ	3.7%
Weighted Average Loan Age (mo.)	4.8	VA	3.0%
Weighted Average Combined LTV	97.5%		
Non-Zero Weighted Average FICO	718	**Occupancy Status**	
Non-Zero Weighted Average DTI	38.0%	Primary Home	99.5%
		Second Home	0.6%
Lien Position			
Second	100.0%		
Product Type			
Fixed - Balloon	60.6%		
Fixed - Fully Amortizing	39.4%		

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.01 - 25,000.00	1,035	$20,675,266.65	5.25%
25,000.01 - 50,000.00	4,113	153,644,079.52	38.98
50,000.01 - 75,000.00	2,607	162,251,695.07	41.16
75,000.01 - 100,000.00	326	27,805,244.53	7.05
100,000.01 - 125,000.00	161	18,170,200.71	4.61
125,000.01 - 150,000.00	86	11,641,711.13	2.95
Total:	**8,328**	**$394,188,197.61**	**100.00%**

Minimum:	$5,087.70
Maximum:	$150,000.00
Average:	$47,332.88

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
<= 5.500	2	$41,252.62	0.01%
5.501 - 6.000	19	1,115,625.33	0.28
6.001 - 6.500	97	4,916,190.66	1.25
6.501 - 7.000	437	21,254,224.45	5.39
7.001 - 7.500	784	36,840,690.78	9.35
7.501 - 8.000	1,220	58,642,192.48	14.88
8.001 - 8.500	1,177	54,963,824.24	13.94
8.501 - 9.000	1,251	59,143,068.10	15.00
9.001 - 9.500	1,026	48,707,952.30	12.36
9.501 - 10.000	911	44,844,818.61	11.38
10.001 - 10.500	508	24,835,333.97	6.30
10.501 - 11.000	784	33,793,559.23	8.57
11.001 - 11.500	76	3,484,124.06	0.88
11.501 - 12.000	23	1,055,982.50	0.27
12.001 - 12.500	5	195,362.27	0.05
12.501 - 13.000	5	218,103.55	0.06
13.001 - 13.500	2	85,108.83	0.02
13.501 - 14.000	1	50,783.63	0.01
Total:	**8,328**	**$394,188,197.61**	**100.00%**

Minimum:	5.040%
Maximum:	13.750%
Weighted Average:	8.779%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
<= 170	6	$189,962.48	0.05%
171 - 180	5,675	269,940,149.39	68.48
181 - 240	563	24,515,684.97	6.22
241 - 300	1	64,865.09	0.02
301 - 360	2,083	99,477,535.68	25.24
Total:	**8,328**	**$394,188,197.61**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 229.1

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
<= 170	389	$18,849,373.39	4.78%
171 - 180	5,292	251,280,738.48	63.75
181 - 240	563	24,515,684.97	6.22
241 - 300	1	64,865.09	0.02
301 - 360	2,083	99,477,535.68	25.24
Total:	**8,328**	**$394,188,197.61**	**100.00%**

Minimum: 112.0
Maximum: 360.0
Weighted Average: 224.3

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
30.001 - 40.000	1	$12,000.00	0.00%
40.001 - 50.000	3	90,919.48	0.02
50.001 - 60.000	5	158,283.83	0.04
60.001 - 70.000	27	1,098,394.49	0.28
70.001 - 80.000	102	4,623,918.64	1.17
80.001 - 90.000	1,086	40,352,947.85	10.24
90.001 - 100.000	7,104	347,851,733.32	88.25
Total:	**8,328**	**$394,188,197.61**	**100.00%**

Minimum: 34.670%
Maximum: 100.000%
Weighted Average: 97.465%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
601 - 650	32	$1,812,393.36	0.46%
651 - 700	3,110	146,155,541.23	37.08
701 - 750	3,535	167,388,915.09	42.46
751 - 800	1,606	76,733,173.67	19.47
801 >=	45	2,098,174.26	0.53
Total:	**8,328**	**$394,188,197.61**	**100.00%**

Minimum: 613
Maximum: 825
Weighted Average: 718

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Purchase	6,448	$319,223,294.00	80.98%
Cash Out Refinance	1,248	50,752,570.15	12.88
Rate/Term Refinance	632	24,212,333.46	6.14
Total:	**8,328**	**$394,188,197.61**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Single Family	5,285	$252,616,731.70	64.09%
PUD	1,874	88,288,623.11	22.40
Condo	970	42,580,541.69	10.80
2 Family	199	10,702,301.11	2.72
Total:	**8,328**	**$394,188,197.61**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Pool Principal Balance**
CA-S	2,959	$158,304,799.29	40.16
CA-N	1,102	62,567,757.54	15.87
CO	796	35,469,454.64	9.00
NV	552	21,360,883.15	5.42
TX	457	17,782,005.54	4.51
AZ	417	14,678,729.67	3.72
VA	242	11,939,772.60	3.03
MD	224	10,426,459.15	2.65
WA	191	8,238,325.07	2.09
FL	193	7,842,781.62	1.99
UT	111	4,174,391.26	1.06
IL	97	3,713,301.48	0.94
WI	119	3,603,543.77	0.91
NY	61	3,542,413.71	0.90
PA	75	3,014,628.30	0.76
OR	86	3,009,436.51	0.76
NC	70	2,371,989.46	0.60
NJ	44	2,256,004.43	0.57
GA	46	1,983,931.14	0.50
MN	44	1,838,493.04	0.47
MA	30	1,798,264.28	0.46
MO	46	1,575,410.86	0.40
NM	37	1,232,681.88	0.31
OH	36	1,086,331.24	0.28
HI	17	1,045,443.80	0.27
DC	15	989,985.45	0.25
SC	29	979,919.98	0.25
KS	26	875,730.08	0.22
IN	30	852,208.25	0.22
MI	28	785,744.77	0.20
Other	148	4,847,375.65	1.23
Total:	**8,328**	**$394,188,197.61**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Limited	4,553	$206,607,930.14	52.41%
Full	3,747	186,105,410.66	47.21
Stated	28	1,474,856.81	0.37
Total:	**8,328**	**$394,188,197.61**	**100.00%**